HJ & ASSOCIATES, LLC
50 West Broadway, Suite 600
Salt Lake City, Utah 84101

April 23, 2007

Philip Holmes
Kings Road Entertainment, Inc.
468 N. Camden Drive
Beverly Hills, CA 90210

RE:	No Reliance Statement

Dear Philip:

We are in receipt of you e-mail regarding our dismissal as the independent accountants for Kings Road Entertainment, Inc. and the appointment of Jaspers & Hall as the Company’s new independent accountants. Since we have not received separate written notice of such action, we will consider the e-mail as formal notification of that action.

As you are hopefully aware, the Company has an obligation to file a Form 8-K with SEC regarding any change in accountants and related matters. That action is required to take place within 5 days of the event. We had expected that to have received by now a draft of such an 8-K for our review, input and corresponding required letter. We understand there may be some school thought that since the Company is delinquent in its filings there is no obligation to file such an 8-K or other filings with the SEC until periodic reports are current, which view we disagree with. In addition, as you are aware, over the last number of months it became evident that adjustments and restatements to previously filed Forms 10KSB’s and 10QSB’s with corresponding discussion between ourselves, Cyrus Mostofi and others with related initial proposed adjustments which were to be applied to previously filed financial statements and amended filings made. It is apparent that part of the intent with this change is to review and re-audit certain periods and related financial statements which may result in additional adjustments. Regardless of the extent of any restatements and possible additional adjustments beyond what has already been identified, the fact remains that there is financial information in previous periodic filings that is materially incorrect. As a result, the Company has an obligation to file a non-reliance Form 8-K in conjunction with Item 4.02 of that form indicating that the previously filed annual and quarterly reports should not be relied upon which 8-K should be filed immediately, in our view.

We believe that these matters require immediate attention and would request a prompt response with a definitive plan and timetable to address these matters. Failing receipt of that plan and timetable within the next 24 hours and the filing of one or more Form 8-K addressing these matters within at least the next several days, we will be compelled to notify the SEC directly of these matters.
We look forward to taking care of these outstanding items immediately and assisting the Company to return to full compliance and reporting.

If there is anyone else you would like us to include in the resolution of these items, i.e. the Company’s new securities legal counsel, please advise.

Regards,

/s/ Chuck D. Roe, CPA
Chuck D. Roe, CPA